EXHIBIT 99.11

KINROSS GOLD CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

Approved by:

Board of Directors – February 10, 2021

KINROSS GOLD CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

I.	PURPOSE OF THIS CODE

This Code of Business Conduct and Ethics (“Code”) is intended to document the principles and high standards of business and personal conduct and ethics to be followed by all Kinross Representatives (as defined in Schedule “A”).  Its purpose is to:

➢	Promote honest and ethical conduct;
➢	Promote compliance with applicable laws, rules and regulations;
➢	Foster a work environment in which all individuals are treated with dignity, free from discrimination, harassment and violence;
➢

Promote avoidance and ethical handling of conflicts of interest between personal and professional relationships in the conduct of Kinross business, including timely disclosure to an appropriate person of actual or potential conflicts of interest in any material transaction or relationship;

➢

Promote full, fair, accurate, timely and understandable public disclosure in reports and documents that Kinross files with, or submits to, the securities regulators and in other public communications made by Kinross;

➢	Promote the prompt internal reporting to an appropriate person of violations of this Code;
➢	Promote accountability for adherence to this Code;
➢	Provide guidance to Kinross Representatives to help them recognize and deal with ethical issues;
➢	Provide mechanisms to report unethical or other improper conduct; and
➢	Help foster Kinross’ longstanding culture of honesty and accountability.

Kinross expects all Kinross Representatives to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions of the Code below and in other Kinross policies, policy statements, procedures, protocols, programs, standards and guidelines implemented from time to time (each a “Kinross Policy”).  Violations of this Code by a Kinross Representative are grounds for disciplinary action including but not limited to immediate termination of employment, directorship or contract. Where the laws of a particular jurisdiction where Kinross operates are in conflict with and are stricter than the provisions of this Code, those laws shall apply.

References to “Kinross” or the “Company” herein refer collectively to Kinross Gold Corporation and all of its Subsidiaries. All other capitalized terms used but not defined in the body of this Code are defined as set out in Schedule “A”.

II.	WORKPLACE
a.	Unlawful Discrimination, Harassment and Workplace Violence

Unlawful discrimination, harassment and workplace violence are illegal and will not be tolerated by Kinross. Kinross is committed to providing a work environment in which individuals are free from unlawful discrimination, harassment and workplace violence from any source. The prohibition against unlawful discrimination, harassment and workplace violence includes conduct at the Company’s offices, mine and project sites as well as any other Company-related place or event.  Unlawful discrimination, harassment and workplace violence through indirect methods of communication such as telephone calls or e-mail, are also prohibited.

Discrimination and Harassment

Kinross fosters a work environment in which all individuals are treated with dignity. Kinross is an equal opportunity employer and does not permit its representatives to unlawfully discriminate against Kinross Representatives, potential Kinross Representatives or those with whom Kinross Representatives engage in the conduct of Kinross business. Discrimination is differential treatment based on a personal characteristic which has an adverse impact on an individual or group of individuals.  Kinross prohibits unlawful discrimination – i.e. discrimination on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal and provincial laws, applicable human rights legislation and all other applicable laws and regulations in the jurisdiction where such Kinross Representatives are located. Kinross will make reasonable accommodations for Kinross Representatives in compliance with applicable laws and regulations.  Kinross is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will take such disciplinary action as Kinross deems appropriate against any Kinross Representative found to have contravened the Company’s prohibition against unlawful discrimination.

Kinross will not tolerate harassment of Kinross Representatives or any other person with whom Kinross Representatives engage in the conduct of business and will take disciplinary action against any Kinross Representatives who are found to have contravened the Company’s prohibition against harassment.  Harassment includes any vexatious conduct or comment which is known or ought reasonably to be known to be unwelcome or offensive, or to create an intimidating or hostile work environment.  Harassment can be a one-time occurrence or can be ongoing. The definition of harassment includes, but is not limited to:

•	sexual harassment, which means:
(a)

engaging in a course of vexatious comment or conduct against a worker in a workplace because of sex, sexual orientation, gender identity or gender expression, where the course of comment or conduct is known or ought reasonably to be known to be unwelcome, or

(b)

making a sexual solicitation or advance where the person making the solicitation or advance is in a position to confer, grant or deny a benefit or advancement to the worker and the person knows or ought reasonably to know that the solicitation or advance is unwelcome

•

harassment on the basis of any other category protected by applicable human rights legislation or similar local law in the jurisdiction where Kinross Representatives are located, including, without limitation, race, color, religion, sex, national origin, age, sexual orientation or disability, and harassment that threatens the health or safety of an individual.

Examples of behavior that may be considered unlawful discrimination or harassment include, but are not limited to:

(a)

unwelcome remarks, bullying or jokes that demean, ridicule, intimidate or offend, including but not limited to taunts, suggestions, slurs or speculation about a person’s culture, sexual orientation, ethnicity, ancestry, age or other prohibited ground of discrimination, or about a person’s body, attire or sex life, or that adversely affect the physical or psychological well-being of an individual;

(b)	displaying or circulating offensive or demeaning posters, graffiti, drawings or cartoons;
(c)	unwelcome or offensive sexual advances, requests, comments or noises;
(d)	demands for sexual favours in exchange for employment advantages, promises of employment advantages, or the threat of withdrawal of those advantages;
(e)	unwelcome physical conduct or gestures of a sexual nature including suggestive or persistent staring and unnecessary contact such as touching, pinching or jostling; and
(f)	persistent unwanted attention or contact after the end of a consensual relationship.

The definition of workplace harassment does not include reasonable actions taken by the Company and/or a supervisor relating to the management and direction of workers and/or the workplace.

Workplace Violence

Workplace violence is illegal and is defined as the threatened, attempted or actual exercise of any physical force that causes or may cause physical injury to a person, and includes any threats which give a person reasonable grounds to believe he or she is at risk of physical injury.

Examples of behavior which may be considered workplace violence include, but are not limited to:

(a)	physical attacks such as hitting, shoving, pushing or kicking;
(b)	verbal or written threats, including any expression of an intent to inflict harm;
(c)	bullying, teasing or other abusive and aggressive behavior which may lead to physical attacks or threats; and
(d)	domestic violence that would likely expose a worker to physical injury in the workplace.

In the event of an emergency, employees should, as applicable: immediately alert their supervisor, manager, and/or Human Resources; or contact security and/or the police.

Responsibilities

Kinross is committed to preventing unlawful discrimination, harassment and workplace violence before inappropriate behavior occurs and to addressing any complaints related to these matters on a timely basis.  Accordingly, Kinross Representatives that are supervisors and managers are responsible for:

•	Following this Code and the supporting Kinross Policy.

•	Providing a safe workplace, free from unlawful discrimination, harassment and violence.
•	Providing information, as reasonably necessary, to protect employees from workplace violence.
•

Immediately reporting any allegations of unlawful discrimination, harassment and workplace violence in accordance with the procedures found in Section VIII – “Using this Code and Reporting Violations” and investigating any such allegations in accordance with this Code.

•	Identifying any workplace risk factors associated with unlawful discrimination, harassment or workplace violence.
•	Implementing appropriate measures to prevent and protect against unlawful discrimination, harassment and workplace violence.
•	Providing training to Kinross Representatives in respect of unlawful discrimination, harassment and workplace violence.

All Kinross Representatives are responsible for ensuring that their own behavior is free from unlawful discrimination, harassment and workplace violence.  Kinross Representatives are also responsible for reporting any incidences of unlawful discrimination, harassment and workplace violence of which they become aware, regardless of whether such person is the target of such behavior in accordance with the procedures found in Section VIII – “Using this Code and Reporting Violations”. Any reports of workplace violence, harassment or unlawful discrimination will be investigated and dealt with in accordance with Section VIII below. In addition to the formal reporting procedures set out in Section VIII, Kinross Representatives are encouraged to respond to harassment by making their objections known to the individual responsible for the inappropriate/offending comments or conduct, if they are comfortable doing so.

b.Weapons

No weapons of any kind will be tolerated on or in Kinross property unless required for the security of Kinross property or Kinross Representatives, and then only after authorization by the Chief Technical Officer and subject to ongoing compliance with applicable laws and other applicable Kinross Policies.

c.Substance Abuse

Kinross is committed to maintaining a safe and healthy work environment free of substance abuse. Kinross Representatives must not (i) consume alcohol or drugs (whether legal or illegal) in a manner that  may affect work performance or impair their judgment during work hours, (ii) consume, provide or serve alcoholic beverages on or in Kinross’ property, except when approved by the Chief Executive Officer, the Chief Technical Officer, the Chief Legal Officer, the Vice-President, Human Resources or the applicable Senior Vice-President, Operations, or (iii) consume, possess, sell or distribute illegal substances or cannabis products on Kinross property or in any Kinross motor vehicle, at any Kinross function or at any other time when you could be identified as Kinross Representatives.

d.	Employment or Other Engagement of Family Members

Employment or other contractual engagement by the Company of more than one family member at a Kinross mine or project site or office is permissible but conflicts of interest should be avoided.  The direct supervision of one family member by another is not permitted unless otherwise authorized by both the Chief Technical Officer and Vice-President, Human Resources or his/her delegates. Except for summer and co-op students, indirect supervision of a family member by another is also discouraged and requires the prior approval of the Chief Technical Officer and Vice-President, Human Resources or his/her delegates.  If allowed, any personnel actions (including, for example, promotions or changes in responsibilities) affecting that Kinross Representative must also be reviewed and endorsed by the forenamed executives.

Any approvals described above must be made in writing and must be retained for at least three years once made.

e.Privacy and Personal Information

Kinross believes in taking steps to protect the privacy of Kinross Representatives and others with whom Kinross has a business relationship.

Types of Personal Information

Kinross collects personal information as reasonably necessary or appropriate for business, legal, security or contractual purposes or for purposes related to establishing, maintaining, managing and concluding an employment or other business relationship. Kinross collects, uses or discloses personal information as described in and in accordance with this Code and any other applicable Kinross Policy, or otherwise with your consent where consent is required by applicable privacy laws. Examples of the types of personal information that is collected from Kinross Representatives include name, photograph, personal contact information, emergency contact information, date of birth, information needed for payroll, information provided by the Kinross Representative or obtained through background checks of Kinross Representatives; information collected while using Kinross computers, internet, electronic systems, and from mobile devices that have access to Kinross systems; information collected through security and workplace monitoring systems; information obtained through investigations into allegations of unlawful or improper activity.  Where required by law, Kinross Representatives will sign a consent form authorizing Kinross to collect personal information for the purpose of personal data processing and will be provided with information on how personal data will be processed and/or transferred and the rights of data subjects.

Purposes for Collection and Use of Personal Information:

The personal information of Kinross Representatives may be used by Kinross for the following purposes:

•	to determine suitability for employment or promotion;
•	to review and evaluate performance;
•	to monitor attendance;
•	to determine eligibility for salary increases, bonuses and other incentive-based compensation;
•	to administer payroll services;

•	to administer health, dental, pension and other benefit programs;
•	to investigate suspected misconduct or non-performance of duties;
•	to determine physical and/or mental fitness for work;
•	to ensure compliance with internal policies and procedures;
•	to monitor use of company resources;
•	to operate and manage the IT and communications systems, including disaster recovery systems;
•	to comply with statutory requirements (e.g. Income Tax Act, workers’ compensation and labor and employment standards) and the agencies and governmental bodies administering those statutes; and
•	as otherwise permitted or required by applicable law.

Right of Access:

Kinross maintains a file of certain personal information of each Kinross Representative, which is accessible by contacting your Human Resources representative.  Kinross Representatives may have the right to access, review, correct, request and destroy their personal information, subject to applicable privacy laws and the Records Retention and Destruction Policy.

Retention of Personal Information:

Personal information will be retained only as long as necessary for the fulfilment of the purposes for which the information was collected or as otherwise required to meet legal or business requirements.  Retention of personal information must be done in accordance with the Records Retention and Destruction Policy.

Accuracy of Personal Information:

It is important to keep personal information accurate, complete and up-to-date, particularly information required in order to process payroll and benefits and to ensure the timely delivery of documents such as income tax information slips. Kinross Representatives must promptly report any change in personal information to their Human Resources representative.

Safeguards:

Kinross has implemented reasonable physical, technical, and organizational security measures appropriate to the risks presented in an effort to protect personal information from unauthorized access, use, copying, retention, modification, disclosure, destruction and alteration. Kinross and Kinross Representatives are required to maintain the confidentiality and security of personal information. Kinross has implemented safeguards to help ensure that personal information will only be accessed by authorized individuals with a need to know for a legitimate business purpose.

Disclosure of Personal Information:

Kinross will disclose the personal information of Kinross Representatives to third parties where authorized by the Kinross Representatives, or required or permitted by applicable law or as disclosed in this Code or other Kinross Policy, including without limitation: (i) to third parties connected with the contemplated or actual financing, insuring, sale, merger, transfer or assignment of all or part of our business or assets; (ii) to our financial auditors; and (iii) to regulatory or governmental authorities for the purpose of meeting applicable legal requirements, including without limitation, the disclosure of names, personal and/or business contact information and related information about the involvement of the Kinross Representative to Canadian, United States or other foreign regulatory or self-regulatory securities commissions or bodies, for example for the purposes of investigating or detecting insider trading.

Transfer of Personal Information for Processing Purposes:

Kinross may transfer personal information to outside agents or service providers (including our Subsidiaries acting in this capacity) that perform services on our behalf such as data processing, data warehousing, administrative services, disaster management and business continuity services, conducting programs and services and otherwise collecting, using, disclosing, storing or processing personal information on behalf of Kinross. Some of these service providers may be located outside of Canada, including in the United States and the European Union. When personal information is transferred or disclosed to service providers outside of Canada, it will be subject to the laws of the jurisdiction in which it is retained and may be subject to disclosure to foreign courts, law enforcement and governmental authorities pursuant to a lawful request under the laws of the foreign jurisdiction.  If any Kinross Representative wishes to obtain access to information about our policies and practices with respect to service providers outside of Canada, contact your Human Resources representative.

Kinross Representatives Privacy Obligations:

During the course of their relationship with Kinross, Kinross Representatives may acquire certain information relating to or about, without limitation, the personal information of Kinross Representatives, customers and other third party individuals. All Kinross Representatives acknowledge and agree that, as a condition of employment with or other engagement by Kinross, they shall not use or disclose such personal information to others except in the performance of their duties for Kinross or in accordance with applicable laws. Each Kinross Representative undertakes to take all reasonable precautions to safeguard such personal information, to comply with applicable privacy laws and to assist Kinross in its compliance with applicable privacy laws.

If, during the course of their relationship with Kinross, a Kinross Representative does not understand the obligations set out above, the Kinross Representative should speak with a member of the Kinross Legal Department. Any breach of the undertakings or obligations of Kinross Representatives described above may result in disciplinary measures, up to and including the termination of employment, directorship or contract.

Kinross’ policy is to, and all Kinross Representatives are expected to, comply with all applicable laws regulating the collection, use and disclosure of personal information.

III. ENVIRONMENT, HEALTH AND SAFETY

a.	Environment

Kinross is committed to sound environmental management.  It is the intent of Kinross to conduct itself in partnership with the environment and community at large as a responsible and caring corporate citizen.  Kinross is committed to managing all phases of its business in a manner that reasonably minimizes any adverse effects of its operations on the environment.  Kinross and Kinross Representatives shall conserve energy resources to the fullest extent reasonably possible consistent with sound business operations.  Kinross is committed to complying with all applicable environmental laws and regulations in regions where we operate.  Kinross Representatives must immediately report any non-compliance or suspected non-compliance with any applicable environmental laws or regulations in accordance with the procedures found in Section VIII – “Using this Code and Reporting Violations”.

b.Health and Safety

Kinross is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations.  Kinross Representatives must be aware of the safety issues and policies that affect their job, other Kinross Representatives and the community in general.  Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation.  Kinross Representatives must immediately advise an appropriate manager and/or applicable Health & Safety representative of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

IV. THIRD PARTY RELATIONSHIPS

a.	Conflict of Interest

Kinross Representatives are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal business interests or other types of personal interests, and the interests of Kinross.  Conflicts of interest arise where an individual’s position or responsibilities with Kinross present an opportunity for personal gain, including gain by a family member or other person in a personal or professional relationship with the individual, apart from the normal rewards of employment, officership, directorship or other relationship.  Kinross Representatives shall perform the responsibilities of their positions on the basis of what is in the best interests of Kinross and free from the influence of personal considerations and relationships.

Kinross Representatives shall not acquire any property, security or business interest which they know that Kinross is interested in acquiring.  Moreover, based on such advance information, Kinross Representatives shall not acquire any property, security or business interest for speculation or investment.

Kinross Representatives must disclose promptly in writing actual or possible conflicts of interest to the most senior manager in his/her functional area at the applicable site or office, or if the manager is uncertain or may be involved in the conflict of interest, to the Vice-President, Compliance or his/her delegate. The Vice-President, Compliance or his/her delegate may ask further questions of the Kinross Representative(s) disclosing such conflict, and may take all necessary steps to mitigate any risks associated with the disclosed conflict(s) of interest. Officers and Directors should disclose, in writing, any conflicts of interest (or possible conflicts of interest) to the Chief Legal Officer, or his/her delegate, and the Chairman of the Corporate Governance Committee.

b.	Gifts and Entertainment

A Kinross Representative shall not use his/her position with Kinross, nor shall his/her family use such Kinross Representative's position, to solicit any cash, gifts or free services from any Kinross customer or Supplier for their or their family’s or friend’s personal benefit.  Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the Kinross Representative receiving it, or otherwise improperly influence Kinross’ business relationship with or create an obligation to a customer or Supplier.  Cash gifts should never be accepted or given.

Nominal gifts, such as logo items, pens, calendars, caps, shirts and mugs, are generally acceptable.  However, if there is any doubt as to whether a gift is acceptable, Kinross Representatives are required to follow the approval procedures set out below.

Invitations to certain events and entertainment may also be acceptable subject to complying with the approval procedures set out below.  Such events and entertainment include:

•	conventions, conferences or product training seminars, or business-related meetings outside the ordinary course;
•	social, cultural or sporting events, if the cost is reasonable and your attendance serves a customary business purpose such as networking (e.g., meals, holiday parties and tickets); and
•	golfing, fishing, sports events or similar trips that are usual and customary for your position within Kinross and the industry and promote good working relationships with customers or Suppliers.

For all such invitations, and where there is any doubt about the acceptability of any gift or entertainment, prior written approval is required as set out below:

(i)	in the case of the mine or project site Employees or Contractors, their General Manager or Regional Vice-President and a member of the Kinross Legal Department; and
(ii)

in the case of Corporate or Regional Office Employees or Contractors, the Vice-President or a more senior executive Officer responsible for their functional area and a member of the Kinross Legal Department.

Regional Legal Departments will be responsible for maintaining a register of any such prior written approvals. In addition, no Kinross Representative will, directly or indirectly, offer any payment, gift or other benefit to any person who directly or indirectly represents a Supplier in order to gain an advantage or as a reward for favourable business treatment.  No gift or other benefit will be offered to any Person if the nature or amount of the gift or benefit or the circumstances in which it is offered would reflect unfavourably on Kinross or the recipient.

In all dealings with Suppliers, Kinross Representatives shall comply with these provisions of the Code and any other Kinross Policy relating to gifts and entertainment, including but not limited to any implemented by the Kinross Supply Chain group. To the extent that the requirements of this Code are more stringent than any such other Kinross Policy, or vice versa, Kinross Representatives shall comply with the more stringent requirements.

c.Competitive Practices

Kinross firmly believes that fair competition is fundamental to the continuation of the free enterprise system. Kinross complies with and supports laws which prohibit restraints of trade, unfair practices, or abuse of economic power. Kinross will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with Kinross. Kinross Representatives are prohibited from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behavior.  Kinross gathers information about competitors in a lawful manner and does not spy, misrepresent itself or use gifts to solicit proprietary information about competitors.

d.Dealings with Competitors

Kinross Representatives should not engage in any direct or indirect communications with a competitor or representative of a competitor of Kinross, regarding Kinross business or business opportunities, without the prior approval of the Chief Executive Officer or the Executive Vice-President, Corporate Development, or his/her delegate.

e.Supplier and Contractor Relationships

It is the Company’s policy to treat all competing Suppliers on a merit basis.  Kinross will select its Suppliers in a non-discriminatory manner based on the quality, price, service, delivery and supply of goods and services, and in accordance with the procedures outlined in the Kinross Supply Chain Policy. Selection of Suppliers must never be based on personal interests of a Kinross Representative or the interests of their family members or friends.

On becoming aware of any Supplier relationship that creates, or possibly creates, a conflict of interest (i) regional and site Employees and Contractors must inform their General Manager or Regional Vice-President, as applicable, who should report the issue to the applicable Regional General Counsel, or his/her delegate, (ii) Corporate Employees and Contractors must inform the Vice-President or a more senior Officer responsible for their functional area, who should report the issue to the Vice-President, Compliance, or his/her delegate; and (iii) Officers and Directors should inform the Vice-President, Compliance, or his/her delegate, who if it is deemed appropriate should report the issue to the Chair of the Corporate Governance Committee.  No Kinross Representative will proceed with such a relationship without the prior written authorization of the person specified-above, after his/her consultation with the applicable member of the Kinross Legal Department.

Where a conflict of interest, or potential conflict of interest is identified during the course of any Supply Chain Activity (as defined in the Company’s Supply Chain Policy), employees also follow the procedures related to conflicts set forth in the Supply Chain Policy.

Kinross will only deal with Suppliers that comply with applicable legal requirements and any applicable Kinross Policies including but not limited to Kinross’ Supplier Standards of Conduct and any others relating to labour, environment, health and safety, intellectual property rights, improper payments or inducements to public or government officials and prohibitions against child or forced labour.

Kinross will conduct business only with reputable persons who are involved in legitimate business activities and whose funds are derived from legitimate sources. All Kinross Representatives are to take reasonable steps to ensure that Kinross does not aid or take part in any illegal activities or accept payments that have been identified as a means of laundering money. Kinross Representatives also must ensure that Kinross complies with any applicable economic sanctions and anti-terrorism legislation which prohibits dealing with certain countries or persons.

Kinross’ dealings with its Suppliers are to be conducted in a manner that will not compromise the integrity or negatively impact the reputation of the Supplier, or Kinross.  Kinross shall only work with Suppliers that do not engage in any form of unethical or corrupt activity, and have adopted policies and procedures that require ethical conduct and compliance with applicable Anti-Corruption Laws (as defined below in Section IV.i. – “Anti-Bribery and Corruption”). The restrictions in this section apply to Kinross’ operations around the world, even where such practices may be locally considered to be a way of “doing business” or necessary in a particular country in question.

Confidential information received from a Supplier shall be treated as if it were Kinross’ Confidential Information (see in Section VI.a. – “Confidential and Proprietary Information and Trade Secrets”).  Confidential Information shall not be disclosed to a Supplier until an appropriate confidentiality agreement has been signed by the Supplier.

Use of Kinross’ name or intellectual property by a Supplier requires approval in writing by the Chief Legal Officer or the Senior Vice-President & General Counsel (Corporate), or their respective delegate.  Kinross shall not use the name or intellectual property of a Supplier without the Supplier’s consent in writing.

In all dealings with Suppliers, Kinross Representatives shall comply with these provisions of the Code and any other Kinross Policy regarding Suppliers, including but not limited to any implemented by the Kinross Supply Chain group, including the Kinross Supply Chain Policy. To the extent that the requirements of this Code are more stringent than any such other Kinross Policy, or vice versa, Kinross Representatives shall comply with the more stringent requirements.

f.	Public Relations

Responsibility for all public relations by or on behalf of Kinross, including all contact with the media, is governed by Kinross’ Disclosure, Confidentiality and Insider Trading Policy (the “Disclosure Policy”) and applicable Kinross Policies.  Unless you are specifically authorized under the Disclosure Policy to represent Kinross to the media, you may not respond to inquiries or requests for information on behalf of Kinross. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about Kinross.  If the media contacts you about any topic, immediately refer the call to one of the individuals authorized to respond under the Disclosure Policy.

Kinross Representatives must be careful not to disclose “Confidential Information”5 through public or casual discussions with the media or others or through social media or other means.  Except as permitted under Kinross' Disclosure Policy, Kinross Representatives must not disclose such information to shareholders or investors (or potential shareholders or investors, investment advisors or equity markets analysts without express prior approval of the Chief Legal Officer or the Senior Vice-President and General Counsel (Corporate) and the Executive Vice-President, External Affairs or Senior Vice-President, Investor Relations, or their respective delegate.

g.Social Media

All social media activities, including but not limited to Twitter and Facebook, of Kinross Representatives must be conducted in accordance with the Disclosure Policy and any other Kinross Policies regarding social media implemented from time to time.

[5]	As defined below in Section VI.a. – “Confidential and Proprietary Information and Trade Secrets”.

h.	Participation in Political Process

Kinross Representatives may participate in the political process as private citizens.  It is important to separate personal political activity and Kinross’ political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials.  Kinross will not reimburse Kinross Representatives for money or personal time contributed to political campaigns.  In addition, Employees and Officers may not work on behalf of a candidate’s campaign while at work or at any time use Kinross’ facilities or other assets, including but not limited to Kinross email or other Information Technology  (as defined below in Section VII.e. – “Information Technology”), for that purpose unless approved by the Executive Vice-President, Corporate Affairs and the Chief Legal Officer, or their respective delegates.

i.Anti-Bribery and Corruption

To promote compliance with anti-corruption laws in Canada, the United States, and other applicable jurisdictions, dealings by Kinross or any Kinross Representative are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any government, “government official” (as defined below)6, our business partners or Kinross.

Bribes are one of the main tools of corruption.  Participation, whether directly or indirectly, in any bribes, kickbacks, improper profit-sharing arrangements, illegal gratuities or improper inducements or payments to any government official or to agents or employees of current or prospective commercial partners of Kinross is expressly forbidden, notwithstanding that they might further Kinross’ business interests.  The restrictions in this section apply to all Kinross business activities and operations around the world, even where such practices may be locally considered to be a way of “doing business” or necessary in a particular country in question.

In addition, Kinross and Kinross Representatives must comply with the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) and The Foreign Corrupt Practices Act (U.S.) (the “FCPA”) as well as local anti-corruption laws in the countries in which Kinross operates (collectively, the “Anti-Corruption Laws”).  Under these laws, it is illegal to offer or make a “payment” (as defined below)7 or other benefit, whether directly or indirectly through a third party acting on Kinross’ behalf, to a government official order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business.  Note that as indicated by its definition, the term “government official” is very broad and includes low-ranking employees of a government or a state-owned entity, political parties and candidates for political office.  The definition of “benefit”, which for purposes of this Code is treated as a “payment”, is similarly broad and includes payments involving travel and entertainment, gifts, meals, certain charitable contributions or political donations, sponsorships, kickbacks, preferential hiring or contracting or other provision of goods and/or  services.

[6]

A "government official" includes any legislative, judicial or administrative official (regardless of level), employee or other representative of any government, or any of its ministries, departments or other government entities (including any state-owned or controlled company or other entity), any other quasi-governmental entity or public international organization (e.g., the United Nations) or political party, or a candidate for political office.

[7]

A “payment” is any payment of money (including reimbursements), allowances, loans, gifts, gratuities, donations or providing any other benefit of any kind. There is no minimum threshold and it is the perception of the recipient that is the key factor in determining whether an improper “payment” has been made.

It is also an offence under many Anti-Corruption Laws, including but not limited to the FCPA and the CFPOA, to fail to maintain accurate financial books and records or internal controls necessary to prevent bribery or inaccurate books and records.  Accordingly, all payments and other financial transactions involving Kinross or any Subsidiary of Kinross must be recorded accurately in the accounts of Kinross and/or any relevant Subsidiary.

Reimbursements in respect of reasonable expenses incurred in good faith by or on behalf of the government official may be permitted if it is directly related to (i) the execution or performance of the contract between Kinross and the foreign state for which the government official performs his/her duties or functions or (ii) the promotion, demonstration or explanation of Kinross business.  Moreover, in all instances, the relevant payments much be accurately described and reported in all associated Kinross books and records.

It is rare that such reimbursement will be permitted.  Determining the permissibility of such payments is highly fact dependent and typically involves experienced and complex legal judgments.  Understanding the difference between a permitted payment and an illegal payment is important and typically requires careful analysis by legal counsel.  Accordingly, no such payments should be offered or made without express prior review and written authorization in accordance with Kinross Policy including, without limitation, the Anti-Corruption Compliance Protocol and any other applicable policies or guidelines  regarding payments to foreign officials, copies of which are available to Kinross Representatives on the Legal page of KinrossConnected or may be obtained from a member of the Kinross Legal department. If you have any doubt about the legitimacy of a payment to be made either directly or indirectly through third parties to any party, including officials or employees of governments, or their agencies or instrumentalities (including government monopolies and other state-owned enterprises), such matter must be referred to your Regional General Counsel, the Chief Legal Officer or the Senior Vice-President & General Counsel (Corporate), or their respective delegate.  Moreover, all approved arrangements must be documented in accordance with Kinross' legal and accounting requirements and business practices.  Except as described herein or in the Anti-Corruption Compliance Protocol, there is no permitted deviation of waiver of this policy.

All Kinross Representatives must report any potential, suspected or actual violations of Anti-Corruption Laws, in accordance with the Kinross Whistleblower Policy (see Section VIII – “Using this Code and Reporting Violations.”)

Violations of Anti-Corruption Laws can result in both Kinross and Kinross Representatives becoming subject to fines and criminal penalties, including jail time. Kinross will not pay any fines or penalties imposed against a Kinross Representative who is found guilty of violating any Anti-Corruption Laws.

j.Testimony and Evidence in Proceedings

Kinross and Kinross Representatives are strictly prohibited from attempting to influence any person’s testimony or other provision of evidence in any manner whatsoever in courts of justice, regulatory proceedings, any administrative tribunals or other legal or governmental process.

k.Human Rights

It is the Company’s policy that all Kinross Representatives, Suppliers and agents respect the human rights of all stakeholders and local communities in which Kinross conducts business. No human rights violations by any Kinross entity, Kinross Representatives or Supplier will be tolerated.  In addition, in most countries where Kinross conducts business there are relevant local laws that overlap with our international human rights requirements, including criminal laws and laws regarding child labor, freedom of association, equality of economic opportunity, accessibility and accommodation, and compensation. All Kinross Representatives must adhere to such applicable local laws and international requirements.

All Kinross Representatives must report any potential, suspected or actual violations of human rights, in accordance with the Kinross Whistleblower Policy (see Section VIII – “Using this Code and Reporting Violations”).

l.Outside Activities and Directorships

Outside their work for Kinross, Kinross Representatives may engage in other business activities and are encouraged to engage in community and volunteer work and activities. However, employees must avoid employment, businesses and other activities which could adversely impact the performance of their duties for Kinross (including those that adversely affect personal productivity due to stress or fatigue). Kinross Representatives must avoid outside activities which could have an adverse impact on Kinross’ business or reputation and should avoid activities which might create or appear to create a conflict of interest with Kinross.

Employees and Officers of Kinross shall not act as directors or officers of any non-Kinross corporate entity or organization, public or private, without the prior written approval of the Chief Executive Officer and Chief Legal Officer or his/her delegate.  Directorships or officerships with such entities will not be approved unless they are considered to be in the best interest of Kinross.  The Chief Executive Officer and Chief Legal Officer, or his/her delegate, may provide authorizations for directorships that are necessary for business purposes or for directorships with charitable organizations or other entities that will further Kinross' profile in the community.

Where the Chief Executive Officer is the relevant Officer considering a directorship or officership external to Kinross, acceptance of such position requires the prior written approval of the Chair of the Board of Directors and the Chair of the Corporate Governance Committee of such Board of Directors, in consultation with the Chief Legal Officer.

Kinross Representatives should keep their participation in political activities outside of work and not at the Company’s expense and must avoid speaking or acting on behalf of the Company. Requests for donations or sponsorship of charitable or other non-profit organizations must be made only in accordance with Kinross policies. Other than for charitable campaigns supported by Kinross and for other charitable organizations if approved by the Executive Vice-President, External Relations and Chief Legal Officer, or his respective delegate, you may not solicit other employees, contractors, suppliers or customers of Kinross for donations to any charitable organization, or any non-profit or political organization, while working or on Kinross premises (or a supplier’s or a customer’s premises).

V. COMPLIANCE

a.	Compliance with Laws and Kinross Policies

Applicable Laws and Policies

Kinross Representatives must at all times strive to comply with all this Code as well as all other applicable Kinross Policies and all applicable laws, rules and regulations, violations of which by a Kinross Representative are grounds for disciplinary action including but not limited to termination of employment, directorship or contract.

Kinross Representatives are required to comply with the Disclosure, Confidentiality and Insider Trading Policy, which requires timely disclosure of material information and mandates full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, regulatory authorities and other materials that are made available to the investing public, and all other applicable Kinross Policies implemented from time to time.   A copy of the Disclosure Policy is available to Kinross Representatives on the Legal page of KinrossConnected and from the Corporate Secretary, and any questions concerning its provisions should be directed to the Chief Legal Officer or the Senior Vice-President & General Counsel (Corporate), or their respective delegate.

Public Reporting

Kinross Representatives must cooperate fully with those persons (including the Chief Financial Officer, the Chief Legal Officer and the Corporate Secretary) responsible for preparing reports filed with the regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Kinross Representatives should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

b.External Investigations

It is the policy of Kinross to cooperate fully with any investigation by a governmental, legal or regulatory authority.  A condition of such cooperation, however, is that Kinross be adequately represented in such investigations by its own legal counsel.  Accordingly, any time Kinross Representatives receive information about a new government investigation or inquiry, this information should be communicated immediately to the applicable Regional General Counsel, the Chief Legal Officer, or the Senior Vice-President & General Counsel (Corporate).  Some government or regulatory dealings (for example, tax audits, audits or investigations from the Ministry of Labour) can be handled by the Kinross Representative responsible for such matters provided that the responsible Kinross Representative has the authorization of the applicable senior member of the Kinross Legal Department, the approval of his/her functional group leader and does so in close consultation with the Kinross Legal Department and his/her functional group leader.

Responses to more formal investigations will be handled by the Chief Legal Officer or Senior Vice-President & General Counsel (Corporate).  Kinross Representatives must notify and consult with the Chief Legal Officer or Senior Vice-President & General Counsel (Corporate) regarding any government inquiries or investigations.

Kinross Representatives should never, under any circumstances:

(a)	destroy or alter any Kinross documents or records in anticipation of a request for those documents from any government, law enforcement or regulatory agency or a court;
(b)	lie or make any misleading statements to any governmental, law enforcement or regulatory investigator (including routine as well as non-routine investigations); or
(c)

attempt to cause any Kinross Representative, or any other person, to fail to provide information to any government, law enforcement or regulatory investigator or to provide any false or misleading information.

Any governmental, law enforcement or regulatory inquiry or request for information or documents made, in writing or verbally, to Kinross or any Kinross Representative must immediately, and before any action is taken or promised, be submitted to the applicable Regional General Counsel and the Chief Legal Officer or the Senior Vice-President & General Counsel (Corporate), or their respective delegate.

In addition, (i) all such requests for information or documents, (ii) any delivery or service of any legal or regulatory order, complaint, notice or other similar document, and (iii) any appearance on Kinross property by any government, law enforcement or regulatory investigator are to be administered in strict adherence with this provision of the Code and any other applicable Kinross Policy implemented by applicable Regional General Counsel and/or the Chief Legal Officer or Senior Vice-President & General Counsel (Corporate), from time to time.

No matter may be referred to any governmental, law enforcement or regulatory authorities for investigation without the prior written authorization of (i) for site or regional matters, the Regional Vice-President and Regional General Counsel; and (ii) corporate office matters, the Chief Executive Officer and Chief Legal Officer.

c.Enforcement

No Kinross matter may be referred to any governmental, law enforcement or regulatory authorities for enforcement action on behalf of Kinross, and no legal action or claim may be commenced by the Company, without the prior written authorization of (i) for site or regional matters, the Regional Vice-President and Regional General Counsel; and (ii) corporate office matters, the Chief Executive Officer and Chief Legal Officer.

VI.	INFORMATION AND RECORDS
a.	Confidential and Proprietary Information and Trade Secrets

Kinross Representatives may be exposed to certain information that is considered confidential by Kinross, or may be involved in the design or development of new procedures related to the business of Kinross.  All such information and procedures, whether or not the subject of copyright or patent, are the sole property of Kinross and must be kept strictly confidential.

Kinross Representatives must safeguard Kinross’ Confidential Information.  “Confidential Information” includes but is not limited to information and data regarding Kinross and its assets, operation, business, financial affairs, trade secrets, know how, records, data, plans, strategies, processes, business opportunities and ideas relating to present and contemplated operations and projects, its customers and Suppliers., and/or other Kinross Representatives. Confidential Information also includes information which is not generally known to the public and is useful or helpful to the Company and/or would be useful or helpful to competitors of the Company.  Common examples include, but are not limited to, such things as business and financing plans, new business or project ideas, financial data, Supplier lists, list of and information regarding Kinross Representatives, capital investment plans, projected production, sales or earnings, and mining and ore processing methods. Confidential Information also includes any documents containing any of the above information, whether or not labeled “confidential” or “proprietary”.  In addition, the privacy laws of various jurisdictions may limit, set standards for or prohibit the collection, use and disclosure of certain personal or private information of Kinross Representatives or other individuals.

Kinross Representatives may not disclose to any person (including family members) or entity any information which might impair Kinross’ competitive effectiveness or which might violate the private rights of individuals, enterprises or institutions and are prohibited from discussing or disclosing any Confidential Information to any third party without authorization.  However, disclosure of Confidential Information may be made for legitimate purposes where required by applicable federal or state/provincial law (for example where legally required to a governmental, regulatory or law enforcement agency or when made for the purpose of reporting or investigating a suspected violation of law).  Such disclosures may only be made in accordance with this Code, any other Kinross Policy (including, without limitation, those relating to disclosure practices) and approval of the the applicable Regional General Counsel and the Chief Legal Officer or the Senior Vice-President & General Counsel (Corporate), or their respective delegates.

If in doubt about whether information is Confidential Information or whether information should be collected, used or disclosed, you should assume the information is confidential unless otherwise informed by an applicable member of the Kinross Legal Department.  Confidential Information should not be shared with other Kinross Representatives except on a “need to know” basis.

These rules also apply to information which the Company has obtained from a customer or Supplier (or prospective customer or Supplier), a Kinross Representative or consultant, or any other third party dealing with the Company on condition of confidentiality.  These obligations to maintain confidentiality and privacy of Confidential Information and confidential information of third parties apply both while a person is an Kinross Representative and following termination of such relationship.

All Kinross Representatives must also adhere to Kinross’ procedures and practices regarding timely disclosure, as set out in Kinross Policy (including, without limitation, those relating to disclosure practices), copies of which are available to Kinross Representatives on the Legal page of KinrossConnected and from the Corporate Secretary. Any questions concerning Kinross Policy relating to public disclosure are to be directed to the Chief Legal Officer or the Senior Vice-President & General Counsel (Corporate), or their respective delegate.

If the decision is made to disclose Confidential Information to any person or entity outside of the Company (such as a potential vendor or business partner), it should be done only after appropriate confidentiality agreements are executed.  Confidentiality agreements are to be obtained from and, if necessary, revised only as prescribed by the Kinross Legal Department.

All Kinross Representatives are responsible for the protection of Confidential Information (including but not limited to email, text and instant messages and voice mail) and must take the appropriate steps to protect such information.  Kinross Representatives should always be alert to and seek to prevent inadvertent disclosures which may arise in either social conversations or in normal business relations.

The widespread use of computer terminals, the internet and cellular phones has caused Confidential Information to be potentially accessible by many unauthorized individuals.  Extra precautionary steps, such as transmitting Confidential Information only via Kinross networks and ensuring no unintentional recipients are included on transmissions, should be taken to safeguard against unwanted access to Confidential Information when transmitting such information over the internet, via email or via mobile devices. Confidential Information shall not be exchanged with authorized external parties by email unless Kinross secure file transfer tools are employed.  Kinross Representatives must abide by all information security policies and procedures in effect from time to time. Kinross Representatives shall not use any third party server or data transfer software to send, receive or store any Confidential Information, including but not limited to external email accounts or any third-party ftp, file synchronization service such as Dropbox or Google Drive, or cloud site or service, unless expressly authorized pursuant to applicable Kinross Policies regarding Information Technology. If a Kinross Representative believes that enhanced security measures (such as encryption or password protection) should be taken due to the nature of the Confidential Information being transmitted or otherwise, he or she should consult with a member of the Kinross Information Technology group. Exceptions to these requirements are only permitted with the approval of the Chief Legal Officer and the Senior Vice-President, Human Resources and Corporate Services or their respective delegates.

Documents containing sensitive data should be handled carefully at all times and, when not in use, must be properly secured. Particular attention must be paid to the security of data stored on the computer system. Each Kinross Representative must maintain the secrecy of his or her passwords and lock sensitive or valuable equipment when not in use. Passwords and other electronic credentials which are issued to Kinross Representatives are not to be shared under any circumstances, including with internal or external information technology support personnel. In addition, Kinross Representatives must promptly report the loss or theft of a device through which Kinross Information Technology or Confidential Information has been accessed to a member of their Information Technology department.

b.Financial Reporting and Records

Kinross requires that its financial records be accurate and complete.  These records serve as a basis for managing our business and are crucial for meeting obligations to Kinross Representatives customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements.  Kinross Representatives who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner.  No Kinross Representative shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate independent auditors of Kinross.

c.	Records Retention

Kinross requires that its records be maintained in accordance with Kinross Policy (including, without limitation, those relating to the retention of business records) and the laws and regulations regarding retention of business records.  The term “business records” covers a broad range of files, reports, business plans, invoices, receipts, purchase orders, agreements, Kinross Policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home.  Kinross prohibits the destruction of any records other than in accordance with the Kinross Records Retention and Destruction Policy. Additional requirements and restrictions may be prescribed by the Kinross Legal Department from time to time where Kinross is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

Improper alteration or falsification of any business records, whether written or in electronic form, is strictly prohibited.

VII.	KINROSS ASSETS
a.	Use of Kinross Property

The use of Kinross property for personal profit (or that of any family member) or any unlawful or unauthorized personal or unethical purpose is prohibited.  Kinross’ information, technology, intellectual property, buildings, land, equipment, machines, software and cash must be used only for business purposes except as provided by Kinross policy or by applicable law.

b.	Destruction of Property and Theft

No Kinross Representative shall intentionally damage or destroy valuable property of Kinross or any other person, or commit theft of such property.

c.	Fraud

No Kinross Representative shall commit any fraud against or involving Kinross or any third party in a business relationship with Kinross. Fraud includes, but is not limited to, misappropriation of funds, securities, supplies or other assets; improper handling or reporting of monetary or financial transactions; profiteering as a result of insider knowledge of Company activities; disclosing to unauthorized third parties any of Kinross’ Confidential Information or confidential and proprietary information in breach of applicable disclosure restrictions; disclosing actual or contemplated corporate, operational or securities activities of the Company; accepting or seeking anything of material value from Suppliers or other parties in a business relationship with Kinross except as permitted by this Code; destruction, removal or inappropriate use of Kinross business records, furniture, fixtures and equipment; or any similar or related activity.

d.	Intellectual Property

All information, technology and intellectual property, including, but not limited to all creative materials, programs, designs, inventions, developments, processes, strategies (collectively, including all related or incorporating materials, “Intellectual Property”) developed by a Kinross Representative during the course of his/her relationship with Kinross belong to the Company and each Kinross Representative assigns to the Company all rights he/she may have in the Intellectual Property.  All such Intellectual Property shall remain with Kinross following termination of the relationship with the Kinross Representative. Kinross Representatives shall take such reasonable steps as requested by the Company to confirm ownership of the Intellectual Property by Kinross and to enable Kinross to perfect and maintain its title to such Intellectual Property.  All Kinross Representatives waive all authorship and moral rights which they may have in such Intellectual Property.

Kinross Representatives may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner or its authorized agents.  Software used in connection with Kinross' business or installed on Kinross assets must be properly licensed and used only in accordance with that license.

e.	Information Technology

Kinross’ information technology systems, including but not limited to computers, and servers, applications, tablets, mobile devices (including all text and instant messages sent from or received by such devices), e-mail programs and accounts (including all Kinross email addresses and email sent from or received by such accounts), intranet and internet access, telephones and voicemail (collectively, “Information Technology”) are the property of Kinross and are to be used primarily for business purposes.  Kinross Representatives must use Kinross Information Technology when conducting Kinross business. Kinross Representatives may use Kinross Information Technology for permitted minor or incidental permitted personal use provided that such use is in compliance with this Code and other applicable Kinross Policies.

Kinross Representatives may not use Kinross Information Technology to:

•	Allow others to gain access to Kinross Information Technology through the use of your passwords or other security codes;
•	Send harassing, discriminatory, threatening or obscene messages;
•	Access the internet or e-mail for inappropriate use;
•	Send or download copyrighted documents or other media that are not authorized for reproduction;
•	Download software, programs and other data, unless expressly authorized to do so by Kinross’ Information Technology department;
•	Make personal or group solicitations unless authorized by Vice-President, Corporate Communications, or his/her delegate or equivalent;
•	Conduct personal commercial business;
•	Conduct illegal activities.

While Kinross will take reasonable precautions to protect the confidentiality of the use of Information Technology by Kinross Representatives, Kinross reserves the right to monitor the use of its Information Technology as may be necessary for legitimate business purposes including, without limitation, for systems maintenance, upgrades, monitoring compliance with Kinross Policies, conducting investigations or responding to legal or regulatory investigations or proceedings.  Kinross also reserves the right to monitor and inspect computers, mobile devices and storage devices for such legitimate business purposes. Such targeted and regular monitoring and/or inspections will be conducted in accordance with this Code and other applicable Kinross Policies approved by the Chief Executive Officer and the Chief Legal Officer, or their respective delegates.  As such, Kinross Representatives should have no expectation of privacy when using Kinross Information Technology, and should understand that communications using Kinross Information Technology are not private even if they are not business related.

Information collected through such monitoring and inspections will only be collected, used or disclosed for legitimate business purposes, and may be disclosed on a “need to know” basis to Kinross Representatives or advisors and law enforcement, regulatory or other government officials for the purpose of assisting in or responding to legal or regulatory investigations or proceedings, subject only to the express requirements of applicable law.

If any Kinross Representative uses his/her personal electronic device, rather than a Kinross-issued electronic device, to access the Kinross Information Technology or Kinross’ Confidential Information, such access will remain subject to this Code (including but not limited to the above-referenced monitoring and inspection rights) and other applicable Kinross Policies. In particular, any emails, text or instant messages sent or received by Kinross Representatives through their Kinross email and wireless accounts may be monitored by Kinross, subject to this Code, and other applicable Kinross Policies.  Any copies of Kinross Confidential Information or other documents or data on such personal electronic devices are and will remain the property of Kinross.

Security of Kinross Information Technology, including cybersecurity, is the responsibility of every Kinross Representative.  Any suspected cybersecurity threats or incidents must be reported directly to the Kinross Information Technology department or via email at cybersecurity@kinross.com.  Kinross Representatives must ensure that Kinross information is adequately protected when using home or public wireless networks. Kinross Representatives must protect any Kinross Confidential Information stored on portable devices, and restrict access to any devices that can access Kinross systems or contain Kinross Confidential Information and, if personal devices are used for Kinross business, they should be properly backed up and before disposing of such devices the device memory must be wiped.

VIII.USING THIS CODE AND REPORTING VIOLATIONS

a.Responsibilities of Kinross Representatives

It is the responsibility of all Kinross Representatives to understand and comply with this Code of Business Conduct and Ethics and, at the commencement of their engagement by Kinross, all Kinross Representatives are required to sign an acknowledgement in the form attached as Exhibit “A” to this Code.  Annually, thereafter, all Employees at the director-level and higher are required to provide an acknowledgement in the form attached as Exhibit “B” to this Code.

Execution of these acknowledgments by a Kinross Representative is a representation that he/she (i) has read, fully understands, and will comply in all respects with this Code, (ii) has sought and obtained any required clarification of any provisions of the Code, and (iii) on any annual renewal is not aware, after due enquiry, of any violations of the Code by other persons within his/her area of responsibility.  Kinross will take such disciplinary action as Kinross deems appropriate, including termination of employment, directorship or contract, with respect to any breach of that representation.

The above requirements under this section of the Code, including but not limited to the requirement for any such acknowledgement, its form and substance and the process for execution, are subject to amendment as may be prescribed by the Corporate Governance

Committee of the Board of Directors and the Chief Legal Officer (or his/her delegate), from time to time.

b. Reporting and Investigating Compliance Violations and Improper Conduct

This Code and the Kinross Whistleblower Policy are designed to provide an atmosphere of open communication for compliance issues and to ensure that Kinross Representative acting in good faith have the means to report actual or suspected violations of Kinross Policies or applicable laws or other improper conduct committed by a Kinross Representative or by others associated with Kinross (each a “Reportable Matter”), without fear of retaliation or reprisal. If a Kinross Representative observes, becomes aware of or, acting honestly and in good faith, has reasonable grounds to suspect the occurrence of, a Reportable Matter, he/she is required to report the circumstances of that matter (each a “Report”) in accordance with the Kinross Whistleblower Policy.    If a Kinross Representative reports actual or suspected violations to his/her manager in accordance with the Kinross Whistleblower Policy, the Representative must make clear that the Report is being made and is to be treated under the Whistleblower Policy.

Various matters addressed in this Code, including those relating to unlawful discrimination, harassment, workplace violence, working conditions and other improper treatment may be sensitive, and Kinross Representatives and others may be reluctant to report these matters other than to a senior representative of Kinross’ Human Resource department.  Accordingly, as set out in the Company’s Whistleblower Policy, Kinross Representatives are encouraged to submit any Reports on such matters directly, either verbally or in writing, to the Senior Vice-President, Human Resources (or, alternatively, directly to the Chief Legal Officer or Senior Vice-President & General Counsel (Corporate); or, if the matter relates to any of those individuals, to another member of the Company’s senior management team).

Kinross Representatives are reminded of their right to pursue alternative avenues of redress for any experience of discrimination, harassment or workplace violence.  In the case of unlawful discrimination or harassment, certain persons may file a complaint with the appropriate human rights agency.  In the case of physical or sexual assault, the police should be contacted.

Following the receipt of a Report, in accordance with the Whistleblower Policy, the Reportable Matter will be evaluated and, as appropriate, will be investigated. This evaluation will consider, among other factors, the identity of the alleged wrongdoer, the nature of the alleged wrongdoing (and, in particular, whether the alleged wrongdoing – if it occurred – would represent a breach of the law or this Code), the severity of the alleged wrongdoing and the credibility of the allegation.  Any investigation will be conducted in accordance with the Whistleblower Policy and, on its conclusion, Kinross may take corrective disciplinary actions, if appropriate.  Corrective disciplinary actions will range in severity taking into account, among other things, the nature and severity of the wrongdoing and whether the offender has previously been found to have committed violations of Kinross Policies or applicable laws or been involved in other improper conduct.  Corrective disciplinary actions may include, but are not limited to, a written apology, counselling, reassignment of duties, suspension, termination of the relationship with Kinross, or claw-back of prior compensation.  Seniority or status at the Company will not be a relevant factor in determining the appropriate disciplinary action.

There will be no reprisals against any person for good faith reporting of compliance concerns or violations.  Any Kinross Representative who believes that he/she (or any other person) is being subjected to retaliation for having submitted a Report should report such retaliation in accordance with the Kinross Whistleblower Policy.

To the extent possible, all Reports will be treated as confidential. The Company will not, without consent, disclose the name (or other identifying information) of any person who submits a Report or the circumstances of the Reportable Matter relating to any other person, except where disclosure is necessary for the purposes of a full and fair investigation of the allegations in accordance with the Whistleblower Policy, for the purposes of taking corrective action in relation to the matter, and/or as otherwise required by applicable law.

All Reports of workplace harassment will be investigated.  Before an incident of workplace harassment is investigated, the person reporting the incident may be asked to make a written report of the incident. The Company will undertake or arrange for an investigation that is appropriate in the circumstances.

At the conclusion of an investigation into workplace harassment, the Company will determine what (if any) corrective action and/or discipline is warranted.  The results of any such harassment investigation – including any discipline and/or corrective action taken by the Company in relation to the matter – will be disclosed to both (a) the Kinross Representative(s) who was/were subjected to the actual or alleged harassment, and (b) the Kinross Representative(s) who engaged in the actual or alleged harassment.

False or frivolous accusations can have serious detrimental effects, and are considered a form of misconduct under this Code.  If the Company is satisfied that a false or frivolous accusation has been made, the person making such false or frivolous accusation may be subject to corrective disciplinary action including termination of their relationship with Kinross.

Kinross Representatives should refer to the Company’s Whistleblower Policy for a more detailed description of what constitutes a Reportable Matter, the process for making, receiving, evaluating and investigating a Report and taking any remedial action, the protection of “whistleblowers” and records maintained in respect of a Report.  A copy of the Whistleblower Policy is available to Kinross Representatives on the Legal page of KinrossConnected or from a member of the Kinross Legal Department.

Persons that are not Kinross Representatives should refer to the reporting procedures available to them on “Whistleblower Reporting” page in the “Governance” section of the Company’s website (www.kinross.com).

Exhibit “A”

Acknowledgement of Receipt and Understanding for

NEW Kinross Representatives

I, (insert name)                        hereby acknowledge having read the Kinross Code of Business Conduct and Ethics (the “Code”) and I fully understand its provisions and will comply with the Code at all times and in all respects.

Signature	Date

Exhibit “B”

Acknowledgement of Receipt and Understanding for

EXISTING Kinross Representatives

I, (insert name)                            hereby acknowledge having read the Kinross Code of Business Conduct and Ethics (the “Code”) and I fully understand its provisions.  I have not violated the provisions of the Code and, after due enquiry, am not aware of any violations of the Code by other persons within my area of responsibility.  I will comply with the Code at all times and in all respects.

Signature	Date

SCHEDULE “A”

DEFINED TERMS

“Board of Directors” means the board of directors of Kinross Gold Corporation.

“Company” (or “Kinross”) means, collectively, Kinross Gold Corporation and all of its Subsidiaries.

“Contractors” means independent contractors of the Company, who are individuals engaged in on a fixed-term or other temporary or project or service specific basis.

“Directors” means members of the Board of Directors or the board of directors of any Subsidiary.

“Employees” means full-time, part-time, fixed-term contract or secondment employees, students or interns of the Company or any of their respective joint ventures where the Company is the operator.

“Kinross Representative” means any Director, Officer, Employee and Contractor, as defined in this Schedule “A”, agents and other representatives of the Company.

“Officer” means an officer of the Company, or any of its respective operating divisions including, without limitation, the Chair or a Vice-Chair of any board of directors of the Company, or the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Legal Officer, an Executive or Senior Vice-President, a Vice-President, the Corporate Secretary, the Assistant Corporate Secretary, the Controller, the Treasurer, the Assistant Treasurer or the General Manager of the Company or any of its operating divisions, or any other individual who performs functions for the Company similar to those normally performed by an individual occupying any of the foregoing offices.

"Subsidiary" means an entity that is controlled by (1) Kinross Gold Corporation, (2) Kinross Gold Corporation and one or more other entities, each of which is controlled by Kinross Gold Corporation, or (3) two or more entities, each of which is controlled by Kinross Gold Corporation; or (4) it is a subsidiary of an entity that is controlled by Kinross Gold Corporation.  In general, an entity will “control” another entity when the first entity owns more than 50% of the outstanding voting securities of that other entity.

“Supplier” means any current or prospective supplier of goods or services to Kinross, excluding the following:

•	water utilities;
•	banks;
•	insurance companies;
•	financial advisors;
•	legal advisors;
•	government agencies;

•	governmental relations service providers;
•	sellers or lessors of real estate;
•	real estate advisors;
•	royalty holders; and
•	any Kinross company that provides goods or services to another Kinross company.